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Exhibit 12.1

THE ELECTRONICS BUSINESS OF TYCO INTERNATIONAL LTD.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	For the Six Months Ended		Fiscal Year
	March 30, 2007	March 31, 2006	2006	2005	2004	2003		2002
	($ in millions)
Earnings:
Income (loss) from continuing operations before income taxes, minority interest, and cumulative effect of accounting changes	$700	$696	$1,201	$1,355	$1,206	$(110)		$(4,806)
Fixed charges	147	166	313	362	412	492		478

	$847	$862	$1,514	$1,717	$1,618	$382		$(4,328)

Fixed Charges:
Interest expense before capitalized interest	$118	$137	$256	$296	$347	$413		$388
Rentals	29	29	57	66	65	79		90

	$147	$166	$313	$362	$412	$492		$478

Ratio of Earnings to Fixed Charges	5.76	5.19	4.84	4.74	3.93	—	(2)	— (3)

(1)
The ratio of earnings to fixed charges is computed by dividing the sum of earnings before income taxes, minority interest, and cumulative effect of accounting changes and fixed charges by fixed charges. Fixed charges represent interest expense, amortization of debt premiums and discounts, capitalized expenses related to indebtedness, and an appropriate interest factor on operating leases.

(2)
In fiscal 2003, fixed charges exceeded earnings by $110 million.

(3)
In fiscal 2002, fixed charges exceeded earnings by $4,806 million.

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THE ELECTRONICS BUSINESS OF TYCO INTERNATIONAL LTD. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)